                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             SHERIDAN ENERGY, INC.
                             ---------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         -----------------------------
                         (Title of Class of Securities)

                                   823764105
                                   ---------
                                 (CUSIP Number)

                                  Julia Murray
                           General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                               Houston, TX 77002
                                 (713) 853-6161
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 23, 1998
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
                                      13D
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SUNDANCE ASSETS, L. P.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) /_/
                                                                    (B) /X/
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) /_/
------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------

   NUMBER OF     7        SOLE VOTING POWER

     SHARES               0
                ---------------------------------------------------------------
  BENEFICIALLY   8        SHARED VOTING POWER

    OWNED BY              1,600,000*
                ---------------------------------------------------------------
      EACH       9        SOLE DISPOSITIVE POWER

   REPORTING              0
                ---------------------------------------------------------------
     PERSON      10       SHARED DISPOSITIVE POWER

      WITH                1,600,000*
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,600,000*
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         N/A
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%*
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

* BASED ON INFORMATION CONTAINED IN THE FORM 10-QSB OF SHERIDAN ENERGY, INC., FOR THE QUARTER ENDED SEPTEMBER 30, 1998 AS OF NOVEMBER 16, 1998.

                                    SCHEDULE
                                      13D
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ENRON CAPITAL & TRADE RESOURCES CORP.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) /_/
                                                                    (B) /X/
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) /_/
------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------

   NUMBER OF     7        SOLE VOTING POWER

     SHARES               0
                ---------------------------------------------------------------
  BENEFICIALLY   8        SHARED VOTING POWER

    OWNED BY              1,600,000*
                ---------------------------------------------------------------
      EACH       9        SOLE DISPOSITIVE POWER

   REPORTING              0
                ---------------------------------------------------------------
     PERSON      10       SHARED DISPOSITIVE POWER

      WITH                1,600,000*
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,600,000*
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         N/A
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%*
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

* BASED ON INFORMATION CONTAINED IN THE FORM 10-QSB OF SHERIDAN ENERGY, INC., FOR THE QUARTER ENDED SEPTEMBER 30, 1998 AS OF NOVEMBER 16, 1998.

                                    SCHEDULE
                                      13D
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ENRON CORP.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) /_/
                                                                    (B) /X/
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) /_/
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        OREGON
-------------------------------------------------------------------------------

   NUMBER OF     7        SOLE VOTING POWER

     SHARES               0
                ---------------------------------------------------------------
  BENEFICIALLY   8        SHARED VOTING POWER

    OWNED BY              2,600,000*
                ---------------------------------------------------------------
      EACH       9        SOLE DISPOSITIVE POWER

   REPORTING              0
                ---------------------------------------------------------------
     PERSON      10       SHARED DISPOSITIVE POWER

      WITH                2,600,000*
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,600,000*
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         N/A
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         38.6%*
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

* BASED ON INFORMATION CONTAINED IN THE FORM 10-QSB OF SHERIDAN ENERGY, INC., FOR THE QUARTER ENDED SEPTEMBER 30, 1998 AS OF NOVEMBER 16, 1998.

                                    SCHEDULE
                                      13D
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JOINT ENERGY DEVELOPMENT INVESTMENTS LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) /_/
                                                                    (B) /X/
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) /_/
------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------

   NUMBER OF     7        SOLE VOTING POWER

     SHARES               0
                ---------------------------------------------------------------
  BENEFICIALLY   8        SHARED VOTING POWER

    OWNED BY              1,000,000*
                ---------------------------------------------------------------
      EACH       9        SOLE DISPOSITIVE POWER

   REPORTING              0
                ---------------------------------------------------------------
     PERSON      10       SHARED DISPOSITIVE POWER

      WITH                1,000,000*
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000,000*
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         N/A
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.8%*
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

* BASED ON INFORMATION CONTAINED IN THE FORM 10-QSB OF SHERIDAN ENERGY, INC., FOR THE QUARTER ENDED SEPTEMBER 30, 1998 AS OF NOVEMBER 16, 1998.

                           STATEMENT ON SCHEDULE 13D

Note: All information herein with respect to Sheridan Energy, Inc., a Delaware corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Entities (as defined herein).

Items 2, 4, 5 and 7 of the joint Schedule 13D of Enron Corp., Enron Capital & Trade Resources Corp., Joint Energy Development Investments Limited Partnership, and JEDI Hydrocarbon Investments I Limited Partnership, dated December 23, 1997, as most recently amended on January 29, 1998 (the "Previous
Schedule 13D") are further amended by the addition of the following:

Item 2. Identity and Background, Item 4. Purpose of Transaction and Item 5. Interest in Securities of the Issuer.

        Effective as of December 23, 1998, 1,600,000 shares of the Issuer's Common Stock, par value $0.01 per share (the "Common Stock") and 1,000,000 shares of the Issuer's Series A Preferred Stock (the "Preferred Stock")(which are not publicly traded and are described in the Prevous Schedule 13D), held by Enron Capital & Trade Resources Corp. ("ECT"), were contributed to the capital of Sundance Assets, L.P., a Delaware limited partnership ("Sundance"), as part of an internal reorganization of the merchant asset portfolio of Enron Corp. ("Enron") and its subsidiaries and affiliates. The general partner of Sundance is Ponderosa Assets, L.P., a Delaware limited partnership ("Ponderosa"), which is wholly-owned by Enron and certain of its subsidiaries. The general partner of Ponderosa is Enron Ponderosa Management Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Enron ("EPMH"). Ponderosa, as the general partner of Sundance, and EPMH, as the general partner of Ponderosa, may each be deemed to be controlling persons of Sundance.

        This Schedule 13D/A amendment is being filed by (i) Sundance (as its initial filing of Schedule 13D) whose principal business is the ownership and management of a diversified portfolio of energy related investments, (ii) ECT,
(iii) Enron and (iv) Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI"). JEDI Hydrocarbon Investments I Limited Partnership, one of the Reporting Entities in the Previous Schedule 13D, was dissolved effective December 30, 1998 and the Common Stock previously held by it was distributed to JEDI. Sundance, ECT, Enron and JEDI are referred to herein as the "Reporting Entities."

        The address of the principal business office of Sundance, Ponderosa and EPMH is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of EPMH. Schedules II, III and IV, respectively, set forth current information regarding the executive officers and directors of ECT, Enron and Enron Capital Corp. (the corporate general partner of the general partner of JEDI), respectively. The filing of this statement on
Schedule 13D shall not be construed as an admission that EPMH or any person listed on Schedules I, II, III or IV hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

        None of the Reporting Entities, nor to their knowledge Ponderosa or EPMH or any person listed on Schedules I, II, III or IV hereto, has been during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

        The Common Stock and the Preferred Stock were acquired by Sundance as a contribution to its capital upon formation. The Common Stock and Preferred Stock are being held by Sundance for investment purposes. Sundance intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Sundance, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

        Of the Reporting Entities, JEDI directly owns 1,000,000 shares of Common Stock, or approximately 14.8% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of November 16, 1998 as reported by the Issuer in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998. ECT is no longer the record holder of any shares of Common Stock. However, Sundance holds 1,600,000 shares of Common Stock previously held in the name of ECT which represents approximately 23.7% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of November 16, 1998 as reported by the Issuer in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998). Enron and ECT may also be deemed to beneficially own the shares of Common Stock held by Sundance and JEDI. Enron disclaims beneficial ownership of any shares of Common Stock. ECT disclaims beneficial ownership of the shares of Common Stock held by JEDI.

        ECT, Ponderosa, EPMH and Enron may be deemed to share voting and dispositive power over the shares of Common Stock held by Sundance.

        Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge ECMLP, ECC, ECMLP II, Ponderosa, EPMH or any of the persons named in the Schedules hereto, has effected any transactions in the Common Stock during the preceding sixty days.

Item 7.        Material to be Filed as Exhibits.

        Exhibit 6     Joint Filing Agreement.

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 4, 1999             SUNDANCE ASSETS, L.P.

                                    By:     Ponderosa Assets, L.P.
                                            its general partner

                                    By:    Enron Ponderosa Management
                                           Holdings, Inc.  its general partner

                                    By: \s\ Peggy B. Menchaca
                                       --------------------------------------
                                    Name:  Peggy B. Menchaca
                                    Title: Vice President and Secretary


Date:  January 4, 1999             ENRON CAPITAL & TRADE RESOURCES CORP.


                                    By:\s\ Peggy B. Menchaca
                                       --------------------------------------
                                    Name:  Peggy B. Menchaca
                                    Title: Vice President and Secretary


Date:  January 4, 1999             ENRON CORP.

                                    By:\s\ Peggy B. Menchaca
                                       --------------------------------------
                                    Name:  Peggy B. Menchaca
                                    Title: Vice President and Secretary

Date:  January 4, 1999            JOINT ENERGY DEVELOPMENT
                                  INVESTMENTS LIMITED PARTNERSHIP

                                  By:    Enron Capital Management
                                         Limited Partnership,
                                         its general partner

                                  By:    Enron Capital Corp.,
                                         its general partner

                                  By: \s\ Peggy B. Menchaca
                                     ----------------------------------
                                  Name:  Peggy B. Menchaca
                                  Title:  Vice President and Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                   ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.

Name and Business Address     Citizenship    Position and Occupation
-------------------------     -----------    -----------------------

1400 Smith Street
Houston, TX 77002

James V. Derrick, Jr.           U.S.A.       Director

Mark A. Frevert                 U.S.A.       Director

Kenneth D. Rice                 U.S.A.       Director and Chairman, Chief
                                             Executive Officer and Managing
                                             Director

Gene E. Humphrey                U.S.A.       President and Managing Director

Richard B. Buy                  U.S.A.       Managing Director

Andrew S. Fastow                U.S.A.       Managing Director

Mark E. Haedicke                U.S.A.       Managing Director and General
                                             Counsel

Jeffrey McMahon                 U.S.A.       Managing Director, Finance and
                                             Treasurer

Jeremy M. Blachman              U.S.A.       Vice President

William W. Brown                U.S.A.       Vice President

Robert J. Hermann               U.S.A.       Vice President and General Tax
                                             Counsel

Michael J. Kopper               U.S.A.       Vice President

Peggy B. Menchaca               U.S.A.       Vice President and Secretary

Jordan H. Mintz                 U.S.A.       Vice President, Tax and Tax
                                             Counsel

Kristina M. Mordaunt            U.S.A.       Vice President and Assistant
                                             General Counsel


                                 Page I-1 of 17

                                  SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                     ENRON CAPITAL & TRADE RESOURCES CORP.

Name and Business Address     Citizenship    Position and Occupation
-------------------------     -----------    -----------------------

1400 Smith Street
Houston, TX  77002

Mark A. Frevert                 U.S.A.       Director; President--ECT Europe
                                             and Managing Director

Mark E. Haedicke                U.S.A.       Director; Managing Director and
                                             General Counsel

Kevin P. Hannon                 U.S.A.       Director; President and Chief
                                             Operating Officer

Kenneth D. Rice                 U.S.A.       Director; Chairman of the Board,
                                             Chief Executive Officer and
                                             Managing Director; Chairman
                                             and Chief Executive Officer--
                                             ECT North America

Gene E. Humphrey                U.S.A.       Vice Chairman


Robert J. Hermann               U.S.A.       Vice President and General Tax
                                             Counsel



                                Page II-1 of 17

                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


Name and Business Address     Citizenship    Position and Occupation
-------------------------     -----------    -----------------------

Robert A. Belfer                U.S.A.       Director; Chairman, President and
767 Fifth Avenue, 46th Fl.                   Chief Executive Officer,
New York, NY 10153                           Belco Oil & Gas Corp.

Norman P. Blake, Jr.            U.S.A.       Director;  Chairman, United States
USF&G Corporation                            Fidelity and Guaranty Company
6225 Smith Ave. LA0300
Baltimore, MD 21209

Ronnie C. Chan                  U.S.A.       Director; Chairman of Hang Lung
Hang Lung Development                        Development Group
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                  U.S.A.       Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Joe H. Foy                      U.S.A.       Director; Retired Senior Partner,
404 Highridge Dr.                            Bracewell & Patterson, L.L.P.
Kerrville, TX 78028

Wendy L. Gramm                  U.S.A.       Director; Former Chairman, U.S.
P. O. Box 39134                              Commodity Futures Trading
Washington, D.C. 20016                       Commission

Ken L. Harrison                 U.S.A.       Director; Vice Chairman of Enron
121 S. W. Salmon Street                      Corp. and Chairman and Chief
Portland, OR 97204                           Executive Officer of Portland
                                             General Electric Company




                                Page III-1 of 17

Robert K. Jaedicke              U.S.A.       Director; Professor (Emeritus),
Graduate School of Business                  Graduate School of Business
Stanford University                          Stanford University
Stanford, CA 94305

Charles A. LeMaistre            U.S.A.       Director; President (Emeritus),
13104 Travis View Loop                       University of Texas M. D. Anderson
Austin, TX 78732                             Cancer Center

Jerome J. Meyer                 U.S.A.       Director; Chairman and Chief
26600 S. W. Parkway                          Executive Officer, Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR 97070-1000

John A. Urquhart                U.S.A.       Director; Senior Advisor to the
John A. Urquhart Assoc.                      Chairman of Enron Corp.; President,
111 Beach Road                               John A. Urquhart Associates
Fairfield, CT 06430

John Wakeham                     U.K.        Director; Former U.K. Secretary of
Pingleston House                             State for Energy and Leader of the
Old Alresford                                Houses of Commons and Lords
Hampshire S024 9TB
United Kingdom

Charls E. Walker                U.S.A.       Director; Chairman, Walker &
Walker & Walker, LLC                         Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Herbert S. Winokur, Jr.         U.S.A.       Director; President, Winokur &
Winokur & Associates, Inc.                   Associates, Inc.
30 East Elm Ct.
Greenwich, CT 06830



Each of the following person's
business address is:
1400 Smith Street
Houston, TX  77002

Kenneth L. Lay                  U.S.A.       Director; Chairman and Chief
                                             Executive Officer



                                Page III-2 of 17

J. Clifford Baxter              U.S.A.       Senior Vice President, Corporate
                                             Development

Richard B. Buy                  U.S.A.       Senior Vice President and Chief
                                             Risk Officer

Richard A. Causey               U.S.A.       Senior Vice President, Chief
                                             Accounting, Information and
                                             Administrative Officer

James V. Derrick, Jr.           U.S.A.       Senior Vice President and General
                                             Counsel

Andrew S. Fastow                U.S.A.       Senior Vice President and Chief
                                             Financial Officer

Mark A. Frevert                 U.S.A.       President and Chief Executive
                                             Officer, Enron Europe, Ltd.

Stanley C. Horton               U.S.A.       Chairman and Chief Executive
                                             Officer, Enron Gas Pipeline Group

Rebecca P. Mark                 U.S.A.       Vice Chairman; Chairman, Enron
                                             International, Inc.

Lou L. Pai                      U.S.A.       Chairman, President and Chief
                                             Executive Officer, Enron Energy
                                             Services, Inc.

Kenneth D. Rice                 U.S.A.       Chairman and Chief Executive
                                             Officer, Enron Capital & Trade
                                             Resources Corp. - North America

Jeffrey K. Skilling             U.S.A.       Director; President and Chief
                                             Operating Officer, Enron Corp.

Joseph W. Sutton                U.S.A.       President and Chief Executive
                                             Officer, Enron International, Inc.


                                Page III-3 of 17

                                  SCHEDULE IV

                        DIRECTORS AND EXECUTIVE OFFICERS
                              ENRON CAPITAL CORP.


Name and Business Address     Citizenship    Position and Occupation
-------------------------     -----------    -----------------------

1400 Smith Street
Houston, TX 77002

James V. Derrick, Jr.           U.S.A.       Director

Mark A. Frevert                 U.S.A.       Director and Managing
                                             Director

Kenneth D. Rice                 U.S.A.       Director and Chairman, Chief
                                             Executive Officer and
                                             Managing Director

Gene E. Humphrey                U.S.A.       President and Managing
                                             Director

Richard B. Buy                  U.S.A.       Managing Director

Andrew S. Fastow                U.S.A.       Managing Director

Jeffrey McMahon                 U.S.A.       Managing Director, Finance
                                             and Treasurer

Mark E. Haedicke                U.S.A.       Managing Director and
                                             General Counsel


                                Page IV-1 of 17